SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

A.D.A.M. Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

00088U108
(CUSIP Number)

James Creigh
Kutak Rock LLP
1650 Farnam
Omaha, NE 68102
Phone: (402) 346-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 00088U108

1	NAME OF REPORTING PERSON. Blue TSV I, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,547
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,547
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 00088U108

1	NAME OF REPORTING PERSON. BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00088U108

1	NAME OF REPORTING PERSON. BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and Issuer
This Schedule 13D relates to Common Stock (the “Common Stock”) of A.D.A.M. Inc. (“ADAM” or the “Company”) with its principal executive offices located at 10 10th Street NE, Suite 525 Atlanta, Georgia 30309-3848.

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds

No change.

Item 4.  Purpose of the Transaction

No change.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 440,547 shares of Common Stock (the “Shares”).  The Shares represent approximately 4.4% of the shares of Common Stock outstanding based on 9,971,360 shares of the Company’s Common Stock outstanding at August 6, 2010 as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended June 30, 2010 as filed with the Securities and Exchange Commission on August 12, 2010.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b) As of the date of this Schedule 13D, TSV I has sole voting power and sole dispositive power with respect to 440,547 shares of the Common Stock of the Company.

(c) Between the dates September 20, 2010 and October 6, 2010, the Reporting Entities sold a total of 759,892 shares of the Company’s Common Stock at prices between $5.92 and $6.92 per share (each of which sale was effected in an ordinary brokerage transaction).

To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV I or BLGP I has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(d) No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

No change.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 7, 2010

Blue TSV I, LTD

By: /s/ John Steven Kraus
Name: John Steven Kraus
Title: Director

BlueLine Capital Partners II, L.P.

By: BlueLine Partners, L.L.C.
Its: General Partner

By: /s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director